Exhibit 4.95

Summary of the Rural Lease Agreement, entered into on April 9, 2020, in connection with Fazenda Nossa Senhora Aparecida.

Parties: BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, as the economic group interested in entering into a rural lease agreement; and Ademar Dias de Oliveira, as the owner of the land.

Purpose: Granting of the possession, for the period of six years, counted as of August 19, 2022 (commencement date of the term), of a total area equivalent to 2,100 arable hectares. The lease payments for the land use were agreed as 33,600 bags of soybean per year, net of taxes.